UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On June 6, 2024, SMX (Security Matters) Public Limited Company (the “Company”) entered into an amendment (the “Amendment”) to its Stock Purchase Agreement (the “Agreement”) dated as of the 19th day of April 2024, with Generating Alpha Ltd. (“Alpha”). The purpose of the Amendment was to clarify that the maximum amount that can be raised per month under the Agreement is $833,333, and not $500,000 as specified in the Agreement. Furthermore, the Amendment shortens the three month lock-up on the commitment shares issued to Alpha under the Agreement to one month.

The foregoing summary of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, such document attached as Exhibit 10.1 to this Report on Form 6-K, which is incorporated herein by reference.

Exhibit Number	Description
10.1	Amendment to Stock Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 7, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer